# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cross Country Healthcare, Inc., CIK 0001141103
CUSIP: 227483104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6551 Park of Commerce Boulevard, N.W., Boca Raton, Florida (FL), 33487
Date of event which requires filing of this statement: 12/08/2025
Amends the filing with accession number 0001104659-25-119331
Filed by CIK 0001352851
Persons authorized to receive notices and communications: David J. Snyderman, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois (IL), 60201, 847-905-4400

## Reporting persons
- Magnetar Financial LLC (CIK 0001352851): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,631,864; sole dispositive power 0; shared dispositive power 1,631,864; aggregate amount beneficially owned 1,631,864 (4.98% of the class)
- Magnetar Capital Partners LP (CIK 0001353085): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,631,864; sole dispositive power 0; shared dispositive power 1,631,864; aggregate amount beneficially owned 1,631,864 (4.98% of the class)
- Supernova Management LLC (CIK 0001368026): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,631,864; sole dispositive power 0; shared dispositive power 1,631,864; aggregate amount beneficially owned 1,631,864 (4.98% of the class)
- David J. Snyderman (CIK 0001953511): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,631,864; sole dispositive power 0; shared dispositive power 1,631,864; aggregate amount beneficially owned 1,631,864 (4.98% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Cross Country Healthcare, Inc.
Address of issuer's principal executive offices: 6551 Park of Commerce Boulevard, N.W., Boca Raton, Florida (FL), 33487
Comment: Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Since the filing of the Schedule 13D Amendment 2 on December 8, 2025, the Reporting Persons sold 183,678 Shares on December 8, 2025 reported herein, which consists of 113,242 Shares sold for the benefit of PRA Master Fund, 48,351 Shares sold for the benefit of Systematic Master Fund, 10,777 Shares sold for the benefit of Relative Value Master Fund and 11,308 Shares sold for the benefit of two Managed Accounts.

Each of the Reporting Persons reserves the right to acquire or dispose additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the close of business December 8, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 1,631,864 Shares, which consisted of (i) 1,006,099 Shares held for the benefit of PRA Master Fund, (ii) 429,589 Shares held for the benefit of Systematic Master Fund, (iii) 95,738 Shares held for the benefit of Relative Value Master Fund, and (iv) 100,438 Shares held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 4.98% of the Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the close of business December 8, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 1,631,864 Shares, which consisted of (i) 1,006,099 Shares held for the benefit of PRA Master Fund, (ii) 429,589 Shares held for the benefit of Systematic Master Fund, (iii) 95,738 Shares held for the benefit of Relative Value Master Fund, and (iv) 100,438 Shares held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 4.98% of the Shares.
Transactions in the class effected during the past sixty days: The response to Item 4 of this Amendment No. 3 is incorporated herein by reference. The Reporting Persons sold an additional 183,678 Shares in aggregate totaling $1,476,097.58 (excluding commissions and other execution-related costs) on behalf of the Funds since the filing of the Schedule 13D on December 8, 2025.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the close of business December 8, 2025, the Reporting Persons ceased to be beneficial owners of more than five percent of the Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated as of December 10, 2025, among the Reporting Persons.
99.2 Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on December 10, 2025.

## Signatures
- Magnetar Financial LLC: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Admin Manager of Supernova Management LLC, GP of Magnetar Capital Partners LP, its Sole Member (12/10/2025)
- Magnetar Capital Partners LP: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Admin Manager of Supernova Management LLC, its General Partner (12/10/2025)
- Supernova Management LLC: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Admin Manager of Supernova Management LLC (12/10/2025)
- David J. Snyderman: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman (12/10/2025)
Comment: MAGNETAR FINANCIAL LLC BY: Magnetar Capital Partners LP, its Sole Member BY: Supernova Management LLC, its General Partner
MAGNETAR CAPITAL PARTNERS LP By: Supernova Management LLC, its General Partner